UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

June 13, 2024

Date of Report (Date of earliest event reported)

FEUTUNE LIGHT ACQUISITION CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41424	87-4620515
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

221 W 9th St #848 Wilmington, Delaware	19801
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 909-214-2482

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act: None.

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, one Warrant and one Right	FLFVU	The Nasdaq Stock Market LLC

Class A Common Stock, par value $0.0001 per share	FLFV	The Nasdaq Stock Market LLC

Warrants, each warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	FLFVW	The Nasdaq Stock Market LLC

Rights, each right exchangeable for one-tenth (1/10) of one share of Class A Common Stock at the closing of a business combination	FLFVR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

Additional Definitive Proxy Solicitation Materials

On May 16, 2024, Feutune Light Acquisition Corporation (the “Company” or “FLFV”) filed a proxy statement (the “Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended (the “Securities Act”), for the solicitation of proxies in connection with a special meeting of the Company’s stockholders originally scheduled to be held on June 11, 2024 and then adjourned on June 11, 2024 to June 17, 2024 (the “Special Meeting”), relating to the proposed business combination between the Company and Thunder Power Holdings Limited, a British Virgin Islands company (“Thunder Power”).

The Company has determined to voluntarily supplement the Proxy Statement with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. Other than the Supplemental Disclosures, there is no change to the location, the record date, or any of the other proposals to be acted upon at the Special Meeting. The following supplemental information should be read in conjunction with the Proxy Statement, which should be read in its entirety. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company

1 State Street 30th Floor

New York, NY 10004-1561

E-mail: spacredemptions@continentalstock.com

The following sentences are hereby added to (i) the end of the first paragraph of the section “SUMMARY OF THE PROXY STATEMENT/PROSPECTUS - Redemption Rights of FLFV Stockholders” on page 8 of the Proxy Statement, (ii) the end of risk factor entitled “RISK FACTORS - Risks Related to FLFV and the Business Combination – If FLFV is unable to complete the Business Combination with Thunder Power or another business combination by December 21, 2024 (or such later date as may be approved by FLFV’s stockholders), its Public Stockholders may receive only approximately 11.04 per Public Share, or less than such amount in certain circumstances based on the balance of the Trust Account (as of the Record Date), and the FLFV Warrants will expire worthless.” on page 61 of the Proxy Statement, and (iii) the end of the first paragraph of the section “SPECIAL MEETING OF FLFV STOCKHOLDERS - Redemption Rights” on page 81 of the Proxy Statement:

“As of June 12, 2024, holders of an aggregate of 97.26% or 2,533,295 FLFV Public Shares elected to exercise their right to redeem their FLFV Public Shares for a pro rata portion of the funds in the Trust Account. Based upon the current amount in the Trust Account, FLFV estimates that the per share redemption price, assuming estimated withdrawals from the Trust Account to pay franchise and income taxes owed by FLFV, as of June 12, 2024, will be approximately $11.09.”

Additional Information and Where to Find It

As previously disclosed, on October 26, 2023, FLFV entered into an Agreement and Plan of Merger (as may be amended from time to time, the “Merger Agreement”), by and among FLFV, Feutune Light Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of FLFV (“Merger Sub”), and Thunder Power, pursuant to which Thunder Power will merge with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of FLFV (the “Business Combination”). This Report does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. FLFV’s stockholders and other interested persons are advised to read the registration statement on Form S-4 (File No. 333-275933) (as amended or supplemented from time to time, the “Form S-4”), initially filed by FLFV with the SEC on December 7, 2023 and declared effective by the SEC on May 10, 2024, including the proxy statement/prospectus contained therein, and the other documents filed in connection with the proposed Business Combination, as these materials will contain important information about FLFV, Merger Sub and Thunder Power, and the proposed Business Combination. The Form S-4 and other relevant materials for the proposed Business Combination have been mailed to stockholders of FLFV as of a record date to be established for voting on the proposed Business Combination. Such stockholders will also be able to obtain copies of the Form S-4 and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to FLFV’s principal office at 221 W 9th St #848, Wilmington, DE 19801.

Forward-Looking Statements

This Report contains certain “forward-looking statements” within the meaning of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements that are not historical facts, including statements about the pending transactions described herein, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed Business Combination, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed Business Combination, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the pending Business Combination, including the risk that the transaction may not close due to one or more closing conditions to the Business Combination not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the Business Combination or required certain conditions, limitations or restrictions in connection with such approvals; (ii) risks related to the ability of FLFV and Thunder Power to successfully integrate the businesses; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iv) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of FLFV or Thunder Power; (v) risks related to disruption of management time from ongoing business operations due to the proposed Business Combination; (vi) the risk that any announcements relating to the proposed Business Combination could have adverse effects on the market price of FLFV’s securities; (vii) the risk that the proposed Business Combination and its announcement could have an adverse effect on the ability of Thunder Power to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (viii) risks relating to the automotive industry, including but not limited to governmental regulatory and enforcement changes, market competitions, competitive product and pricing activity; and (ix) risks relating to the combined company’s ability to enhance its products and services, execute its business strategy, expand its customer base and maintain stable relationship with its business partners.

A further list and description of risks and uncertainties can be found in the prospectus filed on June 17, 2022 relating to FLFV’s initial public offering, the annual report of FLFV on Form 10-K for the fiscal year ended on December 31, 2023, filed on March 6, 2024, and the Form S-4, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and FLFV, Thunder Power, and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

No Offer or Solicitation

This Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or any other transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of FLFV, Merger Sub or Thunder Power, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation

FLFV, Merger Sub, Thunder Power, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of FLFV stockholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of FLFV stockholders in connection with the proposed bus Business Combination as set forth in the Form S-4.

The information in this Item 8.01 shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded in the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Feutune Light Acquisition Corporation

Date: June 13, 2024	By:	/s/ Yuanmei Ma
	Name:	Yuanmei Ma
	Title:	Chief Financial Officer

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